Inventorymeapp Inc.
For the One Month Ended November 30, 2018
With Independent Accountant's Review Report

Inventorymeapp Inc.

Financial Statements

For the One Month Ended November 30, 2018

Contents

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Inventorymeapp Inc.

I have reviewed the accompanying financial statements of Inventorymeapp Inc., which comprises the balance sheet as of November 30, 2018, and the related statements of income, changes in stockholders' equity, and cash flow for the one month then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Plano, Texas
December 5, 2018

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Inventorymeapp Inc.

Balance Sheet


	November 30, 2018
Assets	
Current assets:	
Cash and cash equivalents	$ **2,500**
Total current assets	**2,500**
Inventorymeapp *(see note 2, wip)*	**43,000**
Total assets	$ **45,500**
Liabilities and Stockholders' equity	
Current liabilities:	
Trade and other payables	**1,200**
Amount owed to shareholder	**5,947**
Total current liabilities	**7,147**
Long-term obligations	**-**
Total liabilities	**7,147**
Stockholders' equity:	
Common stock, no par value (*note 3*)	
Authorized shares, 10,000	
Issued and outstanding shares, 10,000	**45,500**
Retained deficit	**(7,147)**
Total Stockholders' equity	**38,353**
Total liabilities and Stockholders' equity	$ **45,500**

See Independent Accountant's Review Report.


Inventorymeapp Inc.

Statements of Operations
For the One Month Ended November 30,


	2018
Revenues	$ -
Expenses:	
Accounting Fee	**1,200**
Financing Fee	**4,000**
Marketing expenses	**1,147**
Start-up expenses	**179**
Website maintenance	**621**
Total operating expenses	**7,147**
Net loss	**$ (7,147)**

See Independent Accountant's Review Report.

Inventorymeapp Inc.

Statements of Changes in Stockholders' Equity

	Common Stock, no-par value		Retained Deficit		Total Stockholders' Equity	
Balance at December 31, 2017	$	-	$	-	$	-
Common stock issued		45,500		-		45,500
Net Loss		-		(7,147)		(7,147)
Balance at November 30, 2018	$	**45,500**	$	**(7,147)**	$	**38,353**

See Independent Accountant's Review Report.


Inventorymeapp Inc.

Statements of Cash Flows


	November 30, 2018
Operating activities	
Net income	$ (7,147)
Increase in trades/ other payables	7,147
Net cash used by operating activities	-
Investing activities	
App development	(43,000)
Net cash used in investing activities	(43,000)
Financing activities	
Proceeds from issuance of common stock	45,500
Net cash provided by financing activities	45,500
Net increase in cash and cash equivalents	2,500
Cash and cash equivalents at the beginning of year	-
Cash and cash equivalents at the end of year	$ 2,500

See Independent Accountant's Review Report.

Inventorymeapp Inc.
Notes to Financial Statements
November 30, 2018

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Inventorymeapp Inc., (the Company) is a development stage Florida corporation. InventoryMeApp is a cloud-based contents inventory automation solutions provider. The Company's real-time Asset documentation and collaboration software and licensing is designed to directly support inspection-based service providers, a wide variety of industry-specific business needs and the individual Consumer.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using a straight-line mid-month convention over the estimated useful lives of the assets, which for furniture and fixtures, computer equipment, rental assets and most software range primarily from three to five years.

Any assets less than thousand dollars are expensed. In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the services have been provided to the customer, payments are considered fixed or determinable, and collectability from the customer is reasonably assured.

See Independent Accountant's Review Report.

Income Tax Expense

The Company files income tax returns in the U.S federal jurisdiction and Florida state jurisdiction. The company has future federal and state tax benefit of $1,430and $393, respectively, which will expire over next fifteen years.

2. Inventorymeapp Development

Inventorymeapp (the app) is in its initial stages of development and prototype is expected to be completed by the end of May 2019.

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Common Stock is entitled to one vote. 100% of the issued shares are owned by a founder of the company.

4. Commitments and Contingencies

The company has a signed contract with Appiskey, dated August 10, 2018 for $85,000 to develop the app. This contract was subsequently amended in November 2018 for additional fee of $20,000, bringing the total contract amount to $105,000. As of the date of financials, the remaining balance is $62,000. Effective December 30, 2018, this balance will be paid in monthly installments through May 2019.

In addition, the Company is committed to pay $2,000 to a truCrowd upon successful funding of first campaign.

5. Subsequent Events

Management has evaluated subsequent events through December 5, 2018, the date on which the financial statements were available to be issued.

See Independent Accountant's Review Report.